Pursuant to Regulation CFR 240.13d-101, the first amendment to a paper format
Schedule 13-D, shall restate the entire text of the Schedule 13-D. Filer is complying with this regulation by submitting this entire original 13-D as it appeared on 12/20/97.





ORIGINAL 13-D AS FILED ON 12/20/97:


1. Name of Reporting Person, Social Security or I.R.S. Identfication No. of above person:


                 Carl W. Dinger III

                 ###-##-####


2.  Check The Appropriate Box if a Member of a Group:


                 Not Applicable

3.  SEC USE


                 Not Applicable


4.  Source of Funds:


                 Personal Funds  (PF)



5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):


                 Not Applicable



6.  Citizenship or Place of Organization:


                 USA


7.  Sole Voting Power:


                 90,700


8.  Shared Voting Power:


                       0


9.  Sole Dispositive Power:


                  90,700


10. Shared Dispositive Power:


                       0


11. Aggregate Amount Beneficially Owned By Each Reporting Person:


                  90,700



12. Check Box if the Aggregate Amount in Row 11 excludes Certain Shares:



                 Not Applicable



13. Percent of Class Represented by Amount in Row 11:


                 5.03%



14. Type of Reporting Person:


                 Individual  (IN)



15. Signature


                 Carl W. Dinger III         10/29/97



GENERAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D - RONSON CORPORATION


1.  Security & Issuer

    a.) Title of the class of equity securities:


                 Common, Par Value $1.00


    b.) Name & Address of Principal Executive Offices



                 Ronson Corporation
                 Corporate Park III
                 Campus Drive
                 P.O. Box 6707
                 Somerset, New Jersey  08875-6707


2.  Identity & Background


     a.) Name of Filer


                 Carl W. Dinger III


     b.) Residence of Filer:  (NOTE: ADDRESS CHANGED FROM ORIGINAL FILING)


                 57 Inverrary Lane
                 Sugar Land, Texas 77479


     c.) Occupation & Address of Employer:


                 Portfolio Manager
                 Beutel Goodman Capital Management
                 5847 San Felipe, Suite 4500
                 Houston, Texas 77057


     d.) Criminal Convictions:


                 None


     e.) Civil Proceedings:


                 None


     f.) Citizenship:


                 USA


3.  Source & Amount of Funds or Other Consideration:


     a.) Source of Funds


                 The source of funds are personal funds of the filer combined with borrowings from two investment brokerage accounts supported by several other equity security hold-ings. The issuer's securities are held in cash accounts at those brokerage firms.


     b.) Description of the Transactions:


                 The transactions were conducted through open market purchases through two broker dealers.



4.  Purpose of the Transaction:


                 The filer may from time to time acquire or dispose of the securities of the issuer. The filer may recommend to the Management or the Board of Directors either in writing or through a proxy proposal that the company pursue a sale of certain assets in order to enhance shareholder value.
                 In the event the Management and/or Board oppose such enhance-ment considerations, the filer may seek a seat on the Board of Directors or may seek shareholder support for replacement of several Board memebers.



5.  Interest in the Securities of the Issuer


     a.) Aggregate Number of Shares of Issuer & Percentage of Class Held


                  90,700 shares of Common (approximately 5.03% of the Common outstanding as of the date of this filing), owned directly by Carl W. Dinger III


     b.) Number of shares/sole voting power/sole disposition power:


                  90,700 shares sole voting power and sole disposition power held by Carl W. Dinger III


     c.) Transactions by the Filer in the Class of Securities Reported:


               Purchases made by Carl W. Dinger III with all being conducted in the open market:


                 Date:           Shares:            Price/Share:

               12/08/95           2500                $2.45
               12/08/95           2500                 2.45
               12/31/96           2500                 2.50
               06/03/96           2500                 2.75
               06/05/96           5000                 2.75
               06/17/96           5000                 2.63
               06/17/96           5000                 2.63
               06/24/96           5000                 2.63
               06/25/96           1000                 2.94
               07/05/96           2500                 3.00
               11/20/96          15000                 2.00
               11/25/96           5000                 2.00
               11/26/96          10000                 2.00
               11/27/96           1000                 2.00
               12/04/96           2200                 2.06
               12/05/96           6000                 2.06
               12/09/96           1500                 2.13
               12/10/96           1500                 2.13
               12/13/96          10000                 2.17
               12/20/96           5000                 2.09



     d.)  Other Persons Entitled To Receive Dividends/Proceeds:


                 None


     e.)  Inapplicable


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                 There are no arrangements as detailed in item 6 except that the securities of the issuer are held in cash accounts at two separate broker-dealers. These same accounts have margin account balances that are secured by other margin-able equity securities held by the filer.


7.  Materials To Be Filed as Exhibits


                 Exhibit 1 (not included herein) was a standard margin signed by the filer.




MATERIAL CHANGES AS OF MARCH 10, 1997 PURSUANT TO CFR 240.13d-2(a):


A.  Cover Page of 13-D, Material Changes as of March 10, 1997:


Item 7:  Sole Voting Power:


                 96,800 shares


Item 9:  Sole Dispositive Power:


                 96,800 shares


Item 11: Aggregate Amount Beneficially Owned By Each Reporting Person:


                 96,800 shares


Item 13: Percent of Class Represented By Amount in Row 11:


                 3.38%


B. General Instructions for complying with Schedule 13-D - Ronson Coporation Material Changes as of March 10, 1997:


Item 5:  Interest in Securities of the Issuer:

                 a.) Aggregate Number of Shares of Issuer & Percentage of
                     Class Held:


                     96,800 shares of Common (3.38% of the Common outstanding after giving effect to the Issuer's exchange offer of common for preferred), owned directly by Carl W. Ding-er III.

                 b.) Number of Shares/Sole Voting Power/Sole Disposition Power:


                     96,800 shares sole voting power and sole dispostion power held by Carl W. Dinger III

                 c.) Transactions by the Filer in the Class of Securities
                     Reported (post the filing of the Original 13-D on 12/20/96:


                     Date:               Shares:            Price:

                     12/23/96             1100              $2.09
                     02/27/97             5000               2.62